Filed by Coursera, Inc. (Commission File No. 001-40275)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Udemy, Inc. (Commission File No. 001-40956)

The following is a transcript of an investor presentation by Coursera, Inc. (“Coursera”) and Udemy, Inc. (“Udemy”) held on December 17, 2025. A link to the interview is here: https://coursera-and-udemy-combine.open-exchange.net/webcast

Operator: Ladies and gentlemen, thank you for standing by, and welcome to today's conference call. All participants are in listen-only mode, and this call is being recorded. Following the prepared remarks, we will hold a question-and-answer session. To ask a question, please click the "raise hand" button and be prepared to unmute your line when prompted.

I would now like to turn the call over to Cam Carey, Vice President of Investor Relations. Mr. Carey, you may begin.

Cameron Carey (Vice President-Investor Relations, Coursera, Inc.):

Good morning. Thank you for joining us to discuss Coursera's announced combination with Udemy. You can find more information about the transaction, including our press release and investor presentation, on our microsite at courseraandudemy.com, as well as on our Investor Relations website at investor.coursera.com.

Joining me today are Greg Hart, CEO of Coursera; Hugo Sarrazin, CEO of Udemy; and Mike Foley, CFO of Coursera. We have allotted 30 minutes for today's call to walk through the transaction details followed by a brief Q&A session.

Before we begin, I'll remind you that today's presentation includes both GAAP and non-GAAP financial measures. A reconciliation can be found in the appendix. The discussion may also contain forward-looking statements regarding the proposed transaction included expected timing, benefits and financial impact. Such statements are based on current expectations and assumptions that are subject to a number of risks and uncertainties. Actual results could differ materially. Please refer to the Safe Harbor language in our press release and both companies' SEC filings for a full discussion. We undertake no obligation to update these statements.

With that, Greg, over to you.

Greg Hart (President, Chief Executive Officer & Director, Coursera, Inc.):

Thank you, Cam, and good morning, everyone. This is an exciting day. Coursera has entered into a definitive agreement to combine with Udemy. We are bringing together our global learning ecosystems to create a leading technology platform and redefine skills discovery, development and mastery for learners and organizations at scale. This year, I focused on our need to build durable capabilities that drive long-term growth. Today, I'll walk you through how this combination accelerates that vision.

This is a defining moment for Coursera and Udemy and a transformative step in how we ensure our millions of learners, thousands of Enterprise customers and global community of expert instructors have a platform that keeps pace with technology acceleration.

To understand why this combination is necessary now, we must first look at the reality our learners and customers face. The World Economic Forum estimates that 39% of key skills will change in the next five years. And our own data shows that 86% of learners come to Coursera specifically to transform their careers. Learners need guidance on the skills they need to advance their career. Organizations need talent and tools that adapt. Both need a platform as agile as the rapidly evolving labor market. This combination unites Consumer and Enterprise leaders under one roof, creating a platform anchored by five core pillars, greater value, impact, and choice; leading platform capabilities; accelerated AI-native innovation; enhanced global reach and market opportunities; and a stronger long-term financial profile.

Let's start with the first pillar, greater value, impact, and choice. Combining Coursera and Udemy pairs the speed of agility with the rigor of verification. Individually, both are success stories that have benefited more than 270 million learners around the world. Together, we unite two proven operating teams with deep expertise and complementary strengths across the Consumer and Enterprise segments. Coursera is the world's most trusted ecosystem for verified learning. We combine incredible technology with a managed marketplace of branded credentials and curated career pathways taught by more than 375 of the world's top universities and industry leaders.

Udemy has built a large Enterprise business powered by the world's most dynamic marketplace for practical skills development. Their content engine, powered by more than 85,000 expert instructors, captures trends at the speed of innovation. United, we can execute at scale in each of our core segments and be in a stronger position to capture the fast evolving global skilling and talent transformation opportunity.

For learners, we can meet their lifelong learning needs, whether it's a just-in-time answer to a coding problem for today or a professional certificate to pivot and advance their career tomorrow. For organizations, we can help drive business outcomes that deliver a higher ROI by offering seamless skilling solutions and deeper, more integrated product experiences that serve the entire workforce. Together, we will build a unified system of record that allows leaders to benchmark, develop and track the skills of their talent across every stage of their career.

Second, this combination creates a leading learning platform with powerful capabilities. We are uniting Udemy’s dynamic AI-powered marketplace and skills acceleration platform with Coursera’s world-class university and industry brands, creating a comprehensive ecosystem to deliver greater value and choice across a broad spectrum of learning needs, technical and soft skills, flexible modalities, and job relevant credentials spanning all stages of career progression.

This is not about aggregating content. It is about equipping the world's best faculty, industry leaders and global subject matter experts under one platform, and equipping this powerful community with AI-enhanced tools, data-driven insights, and massively expanded distribution and reach. This allows us to deliver incredible new learning experiences, from AI Role Play simulations to personalized coaching and career guidance at unprecedented speed and scale.

Third, we can accelerate innovation. As technology reshapes every industry, speed matters more than ever before. Until now, our companies have been building parallel tracks, investing separately in duplicative features and tools like AI tutors, authoring, personalization and assessments. We have made progress, but we can and must move faster. Sharing product and data investments accelerates our highly aligned road map to become a truly AI-powered skills acceleration platform for the global workforce.

We will implement the best features from both platforms, such as Coursera Coach and Udemy's AI-powered Role Play simulation technology and MCP server. We will join engineering talent to build AI-native experiences that are more personalized, proactive and integrated directly into the flow of work. And we will leverage insights from a combined global learner base to deliver and measure verified skills from discovery to development and mastery, improving both career and business outcomes. We are no longer just maintaining pace with technology, we are innovating on behalf of our learners, customers and instructors to ensure they stay ahead of it.

Fourth, this combination delivers enhanced global reach across our platform. Together, we significantly improve our ability to attract, retain and serve both Consumer and Enterprise learners. Coursera's Consumer segment is vibrant and growing at scale. In Q3, we added 7.7 million new registered learners, our highest quarterly additions since 2020, bringing our total learner base to 191 million. Recent growth acceleration has been driven by new marketing, localization and subscription capabilities with Coursera Plus, a strength we believe can bolster Udemy's Consumer subscription goals.

Conversely, Udemy brings deep enterprise expertise. Udemy has more than 17,000 Enterprise customers, which spans small businesses to global corporations in nearly every sector and in more than 150 countries. Udemy business ended Q3 with more than $525 million of annual recurring revenue, and the company generates more than 60% of its revenue outside North America, offering greater global diversification in geographies that are highly complementary to Coursera's business.

This also unlocks a powerful network effect for our expert instructors. We are taking Coursera’s world-class offerings and putting them on a vastly expanded stage with Udemy's Enterprise scale, while giving Udemy’s expert instructors access to Coursera's large and growing global Consumer learner base.

Finally, this transaction creates a stronger financial profile. Together, our scale allows us to make the right long-term decisions on behalf of our learners, customers, shareholders, and other stakeholders. It also accelerates our strong track record of balancing growth and increased financial leverage in our operating model. Our combined pro forma annual revenue exceeds $1.5 billion over the last 12 months, and this scale allows us to generate meaningful efficiencies, which Mike will detail shortly.

Critically, these efficiencies are not just about savings, they are about sharpening our focus and strengthening our capacity for sustained investment in AI-driven innovation and product-led growth. We are building a business that is more predictable, more profitable, and more capable of capturing an important market opportunity.

Before I hand it over, I want to acknowledge the team. I have long admired Udemy. As I look closer at their business as part of this process, I saw a culture that mirrors our own. They are builders, they are mission-driven, and they are motivated by the outcomes and impact we deliver. While our approaches may differ, our vision is identical. We transform lives through learning. Together, we will ensure the world's learners gain the essential skills to advance their careers, while empowering the global workforce to excel in a skills-first future.

With that, I will turn the call over to Hugo.

Hugo Sarrazin (President, Chief Executive Officer & Director, Udemy, Inc.):

Thank you, Greg, and hello, everyone. This is a defining moment for Udemy and a pivotal moment for our industry. Greg has already outlined a strategic rationale, I would like to share my excitement and strong conviction that this combination is the right step forward for both companies. When you combine Udemy's Enterprise AI-powered reskilling platform and dynamic marketplace with Coursera’s academic rigor, you create a platform that adapts to industry needs in real-time with valuable credentials.

For the past year, we have been purposeful about our transformation, evolving beyond a marketplace into an AI-powered skill acceleration platform. The solution we are creating helps learner master and validate the skills they need to be successful in their careers, while helping Enterprise customers bridge skills gap to achieve desired business outcome. This comprehensive approach positions the combined company to successfully become a true AI-powered platform.

We recognize that organizations need more than content access. They need a technology solution for skills, mastery and validation at scale. That’s why this combination with Coursera is so compelling. This deal is about accelerating innovation. By combining our data, our talent, and our resources, we can execute an AI-powered product road map far faster than either business could accomplish alone.

We will leverage our insights to deliver personalized, adaptive learning experiences that support career advancement for individuals and integrate directly into the flow of work for Enterprise customers. We are grateful to all our customers for their ongoing trust and partnership. For our instructors who are at the heart of everything we do at Udemy, this creates significant opportunity to access next generation content creation tools in a vastly expanded scale, which Coursera's 191 million learners, allowing them to amplify their reach exponentially and monetize their expertise like never before.

For our shareholders, this all-stock transaction offers the opportunity to participate in the significant upside of creating an enhanced platform. I also want to address our employees. This combination is a testament to the incredible marketplace and Enterprise business you have built. While our businesses are complementary, what truly unites us is our shared mission. I'm incredibly excited about what we can achieve together.

With that, I will turn the call over to Mike.

Michael Foley (Chief Financial Officer, Coursera, Inc.):

Thanks, Hugo. My focus today will be on the financial framework of the transaction, the significant value it unlocks, and the timeline to completion. First, the pro forma profile. This combination creates a company with significantly enhanced scale. Together, we will have an annual revenue run rate exceeding $1.5 billion.

Scale is critical, creating a more balanced, globally diversified revenue mix while opening new growth opportunities. Specifically, this unlocks three primary growth levers. One, a comprehensive product portfolio that drives higher engagement, retention, and lifetime value for learners and customers. Two, increased Consumer recurring revenue. We intend to support Udemy's subscription goals by leveraging our marketing capabilities and expertise with Coursera Plus, which has grown to encompass more than half of our Consumer segment revenue. Three, Enterprise expansion, utilizing Udemy's go-to-market scale, partnership network and deep customer relationships with over 17,000 organizations.

Most importantly, we're combining two companies with strong, improving fundamentals. Each has demonstrated meaningful progress in expanding operating leverage and generating cash flow in recent years.

On a trailing 12-month pro forma basis, the combined company generated gross margin of just over 60% and more than $150 million of adjusted EBITDA, which represents a 10% adjusted EBITDA margin at the outset. Crucially, that margin is before synergies. We have identified $115 million of annualized run rate cost synergies, which we expect to fully realize within 24 months of closing. These will come primarily from operational efficiencies, including optimized go-to-market motions and streamlined G&A expenses.

As Greg mentioned, this also accelerates our innovation capacity. By eliminating duplicative technology stacks, we can focus our combined resources on delivering our AI-native product road map to our customers at a much faster pace.

Regarding the transaction structure, this is an all-stock transaction. Udemy stockholders will receive 0.8 shares of Coursera common stock for each share of Udemy common stock. Upon closing, existing Coursera shareholders are expected to own approximately 59% of the combined company, and Udemy shareholders are expected to own approximately 41% on a fully diluted basis.

On capital allocation, both companies entered this transaction with a healthy balance sheet, and that strength only grows through this combination. On a pro forma basis, the combined company holds nearly $1.2 billion in cash as of the third quarter 2025. This strength gives us the capacity to invest in organic growth, as well as the optionality to explore additional levers for shareholder returns. To that end, Coursera anticipates executing a sizable share repurchase program following the close.

Finally, the timeline. The transaction has been unanimously approved by both boards. Subject to shareholder and regulatory approvals, we expect to close by the second half of 2026. We look forward to updating you as we move through the process.

Greg, back to you for closing comments.

Greg Hart:

Thanks, Mike. Throughout this year, we laid the groundwork to build new capabilities that start to reimagine our platform experience focused on helping learners advance their careers. This combination accelerates that vision by uniting our global ecosystems to build a leading technology platform for skills, powered by AI-native experiences and world-class instructors.

On day one post-closing, we will be stronger than either company is today, with shared assets that deliver agility and verification, academic rigor and job relevance, practical skills and trusted credentials. However, this is ultimately about our future velocity. With AI, speed disproportionately matters. By combining our product talent and pooling our data, we can innovate on behalf of our learners and customers faster than ever before, while equipping our expert instructors with next generation tools to deliver more personalized learning at unprecedented speed and scale.

Our goal is simple, to ensure that human potential has a platform to keep pace with the technology that is rapidly changing how we live, learn and work. The market opportunity is significant and our path is clear. We are creating a company that delivers more value to learners and greater impact for customers, and the foundation for delivering stronger returns for our business and shareholders. I am excited for what we will build together.

Now, let's open the call for questions. Thank you.

Operator: Our first question will come from Stephen Sheldon with William Blair. Please go ahead.

Stephen Sheldon (Analyst, William Blair & Co. LLC):

Hey. Good morning. Thanks for doing the call. At a high level, I guess, can you just talk some about how you envision the product offering and go-to-market to look in Enterprise? I'd assume you'd be doing that under one motion brand, et cetera, at some point going forward? And then on the Consumer side, I guess, how could this impact? I think it was mentioned about the ability to push subscription packaging even more. I guess, can you maybe talk about that a little bit more, how you envision that to look with maybe a combined subscription offering to Consumers' need? Thanks.

Greg Hart:

Happy to start, Stephen. A few thoughts. First, on the Enterprise side, obviously, we've long been admirers of Udemy's Enterprise strength. The businesses are mirror images of one another in many ways. Two-thirds Enterprise on their side, two-thirds Consumer on our side. We believe that there's a real opportunity to leverage a single platform and all of the content and capabilities. So, AI-driven product innovation, integrations with LMSs, LXPs, MCP to deliver a far better set of outcomes for Enterprise customers in a single go-to-market motion. The brands will unite under one brand, the Coursera brand. Obviously, we'll do that in a thoughtful way, over time, with phases to make sure that we're bringing both our instructors and our customers along as we do that. But, obviously, the benefit of that is we don't dilute our efforts across multiple different platforms or brands.

On the Consumer side, obviously, we've had strength on the subscription side of our business, with it representing more than 50% of our Consumer revenue, which we talked about on our Q3 call. And that's something that Udemy has started to move in that direction as well. I believe there is a real opportunity to continue to innovate on the product side for Consumer, both in terms of the feature set that we offer with things like Coach, Course Builder, Role Play, et cetera, combining the best of both technology stacks and how we bring that to market, how we market that, how we package it, how we promote it, et cetera. And so, a lot of work to do, obviously, on all of that, but believe it's going to be really positive on both sides.

Stephen Sheldon:

Great. Thank you.

Operator: Your next question will come from Josh Baer with Morgan Stanley.

Josh Baer (Analyst, Morgan Stanley & Co. LLC):

Great. Thanks for the question. Just wondering how you're thinking about Udemy's content creator reaction. Like, obviously, on the one hand, there's a tremendous opportunity to sell into Coursera's registered learner base; on the other hand, a lot of uncertainty on what types of content are pushed or highlighted and sold. So, just hoping you could shine some light on the expected reaction from that instructor base?

Greg Hart:

Well, maybe I'll start and then pass it to Hugo, who obviously is going to have a much better sense of that than I will, given his far greater familiarity with their instructor base. But at a high level, I think that the combination does exactly what you said, Josh. It first gives exposure to an audience that is now going to be 270-plus million combined individual learners across Coursera and Udemy. And so, all of the instructors will have access to that massive global learner base, in addition to nearly 20,000 Enterprise customers. And so, we think that's going to be really compelling. We intend to continue to invest in platform tools that make it easier for instructors, whether they're instructors coming from Udemy's dynamic marketplace or coming from our university partners or our industry partners to create content, optimize content, update content, and ensure that it is very aligned in giving the skills that learners need to demonstrate in today's workforce. But I'll pass it over to Hugo to expand on the – their content instructor marketplace and the potential reaction from them.

Hugo Sarrazin:

Yeah. Thank you, Greg. As he mentioned, we're going to maintain both model. They're complementary. And our instructors have been excited about the distribution that we provide. We're just expanding distribution. So, I take it on the, overall, they're going to be excited about this opportunity.

Josh Baer:

Great. And do you have a sense of how much your respective learner bases are mutual or overlapping? Thank you.

Greg Hart:

We do not have a sense of that. We haven't looked at that. I'm sure there is some level of overlap, but I think there's also an opportunity to continue to expand the size of that learner base, with 270 million-plus individual Consumers around the world. It's a sizable audience today, but it's still a relatively small fraction of the working population. And given the expanded pace of change, there is a real need for the skills that this combination will be able to deliver more effectively.

Josh Baer:

Got it. Thanks. Congrats.

Operator: Your next question will come from Bryan Smilek with JPMorgan.

Bryan M. Smilek (Analyst, JPMorgan Securities LLC):

Great. Thanks for taking the questions, and congrats on the deal today. I guess, could we just get a better understanding of where the combined entity's content focus will be? Obviously, two different content strategies. Really, Coursera leaning in towards more branded credentials, co-branded with partners as well. So, just curious how that will evolve over the combined entity as you bring in more of the Udemy marketplace? And then conversely as well, can you just share a bit more color on any potential regulatory pushback? Obviously, the transaction expected to close in the back half of 2026. But just curious how you view this from a regulatory perspective? Thank you.

Greg Hart:

On the regulatory perspective, I'll start with that. Obviously, we just announced this, we just signed this. And so, a lot to do between now and getting to close. We are part of a massive market. And so, the education space spans everything from K-12 to university to post-graduates, workforce training. It is a huge market and it's served by both online players like Coursera and Udemy and obviously, physical institutions throughout most of history. And so, a massive, massive market.

We believe that our combination delivers better value to every single element of that value chain. And so better for learners by a combination that allows us to invest more in delivering better skills to them more effectively, better for our content creators, better for our Enterprise customers, and better for shareholders. So, that's our perspective on it. Obviously, we'll need to go through the process to understand what questions we receive, but, hopefully, that will be a smooth process.

On the content side and how our approach might evolve, I would say that while historically Coursera and Udemy have taken different approaches to the content, there is a lot of commonality in some of the areas of focus and areas of interest from learners across the two companies. And so, we believe that's a strength. We also believe that the different nature of the content creators, the instructors is also a strength. And so, we want to absolutely keep both elements. It's not a matter of favoring one over the other. They are complementary and they bring different skills and assets. And so, we'll work through as a combined team what exactly that will look like over time. But our belief is that this creates a lot of shared value for learners and for instructors, and the opportunity for us to innovate on that content and do a better job of helping all of our content creators create skill-based and outcome-focused learning experiences.

Bryan M. Smilek:

Great. Thank you, both, for the time.

Operator: We'll take our final question from the line of Ryan MacDonald with Needham.

Ryan MacDonald (Analyst, Needham & Co. LLC):

Hi. Thanks for taking my question. Congrats on the announced transaction. Greg, you talked about earlier about the opportunity that Udemy can potentially open up for Coursera outside the US. Can you just talk about maybe what you've seen thus far, whether it's from a content perspective, a geographic perspective in terms of reach, about where you see sort of the most near-term post-transaction close opportunities for Coursera to sort of benefit from some of the scale outside the US Udemy aspects? Thanks.

Greg Hart:

Sure. A couple thoughts. And then, maybe I'll pass to Mike to add his perspective. At a high level, the companies are incredibly complementary in terms of not just the fact that our business historically at Coursera has been more Consumer-centric and Udemy's business has been more Enterprise-centric, but also from a geographic perspective, our business is leaned a bit more towards North America, and Udemy's business has leaned a bit more towards international.

We think that creates some really interesting opportunities for us to take the things that have worked in each of our respective geographies and segments and bring that to the other side of the audience, if you will. So we haven't gotten to the point of targeting specific countries or markets as a result of this combination. That'll be something, obviously, that we'll talk about as we go through integration planning. But we think there's a real opportunity post close for us to do a better job of serving learners and companies across all of those markets.

Mike, anything that you'd like to add?

Michael Foley:

Yeah. I would just echo that, and looking at the pro forma combined business, it is incredibly balanced between Consumer and Enterprise geographically. And while in our synergies that we've outlined here, we have not contemplated revenue synergies, but we do believe that there is significant potential for revenue synergies in the combination to ensure that we're conservative and have high confidence in both the amount and timing of synergies. We're focused on cost synergies. But again, I do believe that there's that potential for revenue synergies between the combination over time.

Ryan MacDonald:

Appreciate the color there. Thanks.

Cameron Carey:

All right. That wraps today's Q&A session. Thank you, all, for joining. A replay will be available shortly. Thank you.

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction (the “business combination”) between Coursera and Udemy. This communication contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the business combination and the outlook for Coursera’s and Udemy’s results of operations and financial condition (including potential synergies) following the business combination. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Coursera or Udemy stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition, risks related to online learning solutions and risks related to our AI innovations and AI generally; risks related to the business combination, including the effect of the announcement of the business combination on the ability of Coursera or Udemy to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Coursera or Udemy do business, or on Coursera’s or Udemy’s operating results and business generally; risks that the business combination disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the business combination; the outcome of any legal proceedings related to the business combination; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability to successfully integrate Coursera’s and Udemy’s operations and business on a timely basis or otherwise in accordance with the standards and obligations applicable to the combined company as a public benefit corporation and as a B Corp.; Coursera’s and Udemy’s ability to implement our plans, forecasts and other expectations with respect to the combined company’s business after the completion of the transaction and realize expected synergies and other benefits of the combination within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the proposed combination; fluctuations in the prices of Coursera or Udemy stock; and potential business disruptions following the business combination. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Coursera’s and Udemy’s respective periodic reports and other filings with the SEC, including the risk factors identified in Coursera’s and Udemy’s most recent Quarterly Reports on Form 10-Q, Coursera’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm) and Udemy’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm), under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof, and are based on the current beliefs of Coursera and Udemy as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Coursera nor Udemy undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law.

The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information About the Business Combination and Where to Find It

In connection with the business combination, Coursera intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coursera and Udemy and that also constitutes a prospectus of Coursera. Each of Coursera and Udemy may also file other relevant documents with the SEC regarding the business combination. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Coursera or Udemy may file with the SEC. The definitive joint proxy statement/prospectus will be mailed to stockholders of Coursera and Udemy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other documents containing important information about Coursera, Udemy and the business combination, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Coursera will be available online free of charge on Coursera’s website at https://investor.coursera.com or by contacting Coursera’s Investor Relations department at ir@coursera.org. Copies of the documents filed with the SEC by Udemy will be available online free of charge on Udemy’s website at https://investors.udemy.com or by contacting Udemy’s Investor Relations department at ir@udemy.com.

Participants in the Merger Solicitation

Coursera, Udemy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Coursera, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Coursera’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “CEO Pay Ratio,” “Pay Versus Performance,” “Non-Employee Director Compensation,” “Certain Relationships and Related Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on March 31, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000026/cour-20250331.htm, and Coursera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” which was filed with the SEC on February 24, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm. To the extent holdings of Coursera’s securities by its directors or executive officers have changed since the amounts set forth in Coursera’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1651562&owner=exclude. Information about the directors and executive officers of Udemy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Udemy’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Director Compensation,” “Our Executive Officers,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Grants of Plan-Based Awards in 2024,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on April 25, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000046/ude-20250422.htm, and Udemy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, which was filed with the SEC on February 19, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm. To the extent holdings of Udemy’s securities by its directors or executive officers have changed since the amounts set forth in Udemy’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1607939&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Coursera or Udemy using the sources indicated above.